VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vision Financial Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1010 Washington Blvd. Ste#300
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Rothman	(203)388-2660	hrothman@vfmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th. Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Rothman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision Financial Markets LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature: Victoria Holland]
Notary Public

VICTORIA HOLLAND NOTARY PUBLIC MY COMMISSION EXPIRES 2/28/2029 CONNECTICUT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of December 31, 2024 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2015.

February 28, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
December 31, 2024

ASSETS	
Cash	$ 29,690,661
Cash segregated in compliance with federal and other regulations	57,823,969
Total cash	87,514,630
Securities owned, at fair value (pledged $0 as collateral)	58,550,656
Receivable from and deposit with clearing organizations (cash of $56,231,233)	56,231,233
Receivable from brokers or dealers	771,059
Receivable from customers	273,399,700
Receivable from non-customers	206,850,416
Securities borrowed	38,417,585
Secured demand notes	21,430,000
Accrued interest and dividends receivable	94,661
Receivable from affiliates	127,528
Operating lease right-of-use asset	1,730,521
Other assets	2,440,974
TOTAL ASSETS	$ 747,558,963

LIABILITIES AND MEMBERS' EQUITY	
Payable to customers	$ 369,039,750
Payable to brokers or dealers and clearing organizations	1,704,467
Payable to non-customers	20,531,853
Securities sold under repurchase agreement	19,750,000
Bank loan payable	36,939
Securities sold, not yet purchased, at fair value	905,688
Securities loaned	222,113,233
Operating lease liability	1,731,055
Cash collateral on secured demand notes	14,155,007
Compensation payable	42,094,699
Accounts payable, accrued expenses and other	5,216,123
	697,278,814
Liabilities subordinated to the claims of general creditors	29,430,000
TOTAL LIABILITIES	726,708,814
Members' equity	20,850,149
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 747,558,963

The accompanying notes are an integral part of this financial statements.

NOTE 1.   ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is a Delaware limited liability company headquartered at 1010 Washington Blvd., Ste#300, in Stamford, Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating a securities brokerage business conducted on a self-clearing basis and provides clearing services for customers primarily introduced by US correspondent broker dealers and foreign broker dealers. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the major US securities and options exchanges, including the New York Stock Exchange. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Commissions: Commission revenues primarily arise from agency transactions in US equities, ETFs, options, and other US investment vehicles. Commission revenues are recognized in the accounts on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and Dividend Income: Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Gain / (loss) from Securities Trading: The Company's trading gains and losses are derived from its proprietary trading and stock lending and borrowing activities. Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses of securities are

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue Recognition (continued)

included in the determination of net gain from securities trading. The Company also earns income from stock loan rebates from either certain securities Vision lends to counterparties or securities borrowed by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Corporate Service Fees: Corporate services handles mostly US high net worth clients seeking to deposit shares of stock received directly from an issuer that are currently residing at a US transfer agent. Clients typically receive the shares for a variety of reasons including through a registered direct offering, a warrant or note conversion, or performing services for the issuer. Before the Company conducts an extensive legal and AML review, the client is required to provide the Company extensive documentation including a legal opinion regarding how they acquired the shares and why they are eligible for resale. The Corporate services group conducts its legal and AML review to ensure the client is complying with the applicable SEC and other regulatory rules and laws, and if approved, the shares are delivered to the client's account at the Company from the transfer agent and eligible to be sold. In addition to commissions charged on the sale of the stock, the client is charged a corporate service review fee for the legal and AML review. The Company charges and recognizes corporate services fees upon completion of the reviews as that is when the performance obligation is satisfied.

Correspondent Guaranteed Fees: The Company, in its capacity as a self-clearing securities broker dealer and member of various US stock and option exchanges, provides certain services to broker dealers typically operating on the trading floor of an exchange. These services include providing a clearing firm guarantee and an account to possess any error trades. Such account shall be used solely in such instances that a broker dealer correspondent, in the normal course of its business, experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The correspondent shall be responsible for any losses which occur in the error account.   The Company charges and recognizes a fixed monthly fee based upon the terms of the respective agreements as the Company satisfies the performance obligation of holding and clearing the correspondents' error accounts.

Trading Fees: The Company's trading fee income is comprised of fees for blue sheet reporting, corporate actions, illiquid securities fees, NSCC back-office clearance fees, and payment for order flow, or "PFOF." Such fees are recognized when the promised goods or services are delivered, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Income: The Company's other income is comprised of various other fees charged to customers in addition to other revenue earned by the Company. Such fees are recognized when the promised goods or services are delivered, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Deposits with Clearing Organizations
Deposits with clearing organizations typically represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions
Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy
Securities Owned are carried at fair value. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes
No federal or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company paid $929,593, included in State & City taxes in the Statement of Operations, to New York City and the CT Pass -Through Entity Tax for the year ended December 31, 2024.

The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open calendar tax years 2021, 2022, and 2023, or expected to be taken on the Company's 2024 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash
For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits. At December 31, 2024, the Company's cash balance exceeded federally insured limits by $86,320,836.

Customer & Noncustomer receivables and payables
Accounts receivable from and payable to customers & non-customers include amounts due/owed on cash and margin transactions. Securities owned by customers & non-customers are held as collateral for receivables. The Company monitors the receivables from and payables to customers and non-customers on a daily basis. To the extent that the collateral, the guarantees and any other rights the Company has against the customer, non-customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss.

Other Assets
Other assets are comprised of receivables generated in the normal course of business, including trades pending settlement, investment in DTC, guarantee fee & stock trading rebate receivable, pre-paid rent & rent security deposits.

Payable to brokers or dealers and clearing organizations
Includes fail to receive clearing: CNS, CNS Customer, and CNS PAB.

Use of Estimates in Financial Statements
Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Based on the Company's evaluation of its receivables, it has deemed that there is no necessary allowance for credit losses as of December 31, 2024.

NOTE 3.   RECENTLY ISSUED ACCOUNTING ANNOUNCEMENTS
Segment Reporting Disclosure -Accounting Standards Update (ASU) 2023-07

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards update (ASU) 2023-07, (the "Update") which enhances segment reporting disclosures. The update was implemented for the year ended December 31, 2024.

The Company is engaged in a single line of business as a securities broker-dealer, providing clearing services for customers primarily introduced by US correspondent broker dealers and foreign broker dealers. The Company's revenue is primarily derived from commission-based brokerage services, margin interest, securities trading, & other trading fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Significant Segment Expenses:
For the year ended December 31, 2024, the following significant expenses are regularly reviewed by the CODM:

- Employee Compensation and benefits: $36,404,305
- Interest and dividend expense: $7,268,657
- Professional fees: $5,451,471
- Exchange clearance and floor brokerage: $4,499,211
- Commissions paid or due to introducing brokers: $3,001,181
- Occupancy and equipment costs: $772,758

The amounts presented above align directly with the totals as presented in the Statement of Operations.

NOTE 4.   ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER
The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At December 31, 2024, segregated assets included in the statement of financial condition were as follows:

Cash $ 53,704,419

US Treasury Bills $ 52,717,557

Assets in segregation exceeded the segregation requirements by $4,655,038 after considering the deposit made within the allowable time frame on January 2, 2025. Also included in Cash - Segregated in statement of financial condition was $4,119,550 held in PAB Reserve Bank Accounts.

NOTE 4:   ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE
ACT OF 1934(SEA) AND REGULATIONS THEREUNDER (continued)

The Company follows ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash
(ASU 2016-18), which requires that a statement of cash flows explain the change during the
period in the total of cash, cash equivalents, and amounts generally described as restricted cash
or restricted cash equivalents. Therefore, amounts generally described as restricted cash and
restricted cash equivalents should be included with cash and cash equivalents when reconciling
the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.
Upon assessment of the cash flow issues subject to amendment, the adoption of ASU 2016-18
did not have a material impact on the Company's statement of cash flows.

NOTE 5.   SUBORDINATED LIABILITIES

The Company possesses firm capitalization that is comprised of both LLC capital (including
any restated earnings) and qualified subordinated debt. The Company has subordinated loans
totaling $29,430,000, consisting of cash subordinations of $8,000,000 (bearing interest at 5%
to 6.75% per annum) and secured demand note agreements of $21,430,000 (bearing interest at
3% to 8.67% per annum), all of which mature as follows:

			Subordinated loans		
			Pursuant to secured demand note		
Year ending December 31,		Cash	agreements	Total
2025	$	5,500,000	$ 8,705,000	$ 14,205,000
2026		--	1,225,000	1,225,000
Thereafter		2,500,000	11,500,000	14,000,000
	$	8,000,000	$ 21,430,000	$ 29,430,000

Subordinated loans in the amount of $15,225,000 meet the definition of equity subordinations.
Subordinated loans are subordinated to the claims of general creditors, have been approved by
FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1.
Subordinated borrowings may only be repaid if, after giving effect to such repayment, the
Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of
subordinated debt.

NOTE 6.   OPERATING AGREEMENT

The Company currently has three classes of membership (ownership): Class A Common (owned 100% by the Managing Member), Class A Preferred (owned by individuals & entities that also have outstanding subordinated debt that is considered equity subordinations), and Class B Preferred (issued with one member). The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Member.

The Company will continue in perpetuity or up to the occurrence of any of the events described in the Operating Agreement.

NOTE 7.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At December 31, 2024, the Company's net capital of $46,746,633 calculated under SEA Rule 15c3-1, was $40,477,896 in excess of its minimum requirement of $6,268,737.

NOTE 8.   FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2024. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy, as well as the valuation approach for Level 2 and Level 3 investments. There has been no change in the valuation approach during the year.

Assets

Securities owned at fair value	Level 1	Level 2	Total
US Treasury securities	$ 52,717,557	$ -	$ 52,717,557
Equities	5,251,668	-	5,251,668
Options	-	581,431	581,431
	$ 57,969,225	$ 581,431	$ 58,550,656

Liabilities	Level 1	Level 2	Total
Securities sold, not yet purchased at fair value			
Options	-	905,688	905,688
	$ -	$ 905,688	$ 905,688

NOTE 8: FAIR VALUE MEASUREMENTS (continued)

The Company didn't hold any assets or liabilities valued using level 3 inputs at December 31, 2024. For the year ended December 31, 2024, there were no transfers in or out of Level 3 of the fair value hierarchy.

Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Any fair value changes for subordinated loans that mature after December 31, 2025 would be offset by the fair value changes of the related secured demand notes. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

Securities Borrowed and Securities Loaned

The Company borrows securities from other brokers or dealers to make deliveries or to facilitate short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally 5% in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of December 31, 2024, the contract value was $38,417,585 and the respective collateral market value of borrowed securities was approximately $33,380,000.

In securities loaned, the Company receives collateral in the form of cash generally 5% in excess of the market value of the securities loaned. The market value of securities loaned is monitored on a daily basis. As of December 31, 2024, the contract value was $222,113,233 and the respective collateral market value of loaned securities was approximately $208,680,000.

NOTE 9. RELATED PARTY TRANSACTIONS
Due From Affiliated Companies Under Common Control
The Company was due $4,010 at December 31, 2024 from Vision Brokerage Services, L.L.C. ("VBS"), an introducing broker under common control, for mutual fund trailer checks received for VFM brokers and a shared consulting invoice. VBS paid VFM $9,036 for the year ended December 31, 2024.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions to High Ridge Futures LLC ("HRF"), a registered futures independent introducing broker under common control. The amount paid to the Company by HRF was $395,352 for the year ended December 31, 2024. At December 31, 2024, the Company was owed $122,919 by HRF.

NOTE 9:   RELATED PARTY TRANSACTIONS (continued)

The Company shares office space and supplies with Vision Investment Advisors, LLC ("VIA"), a SEC registered investment advisor under common control, for which it charges $600 per month. The total received by VIA was $7,200 for the year ended December 31, 2024 and the Company was owed $600 at December 31, 2024.

Subordinated Liabilities
At December 31, 2024, the Company owed $11,800,000 of subordinated liabilities to related parties. During the year ended December 31, 2024, $931,093 of interest was paid on these subordinated liabilities at interest rates between 6% and 8% per annum.

NOTE 10.   CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company can be subject to various litigation from its customers, correspondents, employees, vendors, and competitors. Various actions can be filed as civil litigation or in an arbitration forum. Presently, Vision is involved in an action that the Company is vigorously defending. It involves a previous customer of its futures affiliate that has filed federal court litigation that included the Company. At a minimum, defending the Company in a federal court civil action is costly and potentially lengthy. The Company has determined that, going forward, it may be impacted by this action and has reserved $250,000 as of December 31, 2024, down from $500,000 at December 31, 2023. The Company also reserved $250,000 at December 31, 2024 for a FINRA matter related to the Company's 15c3-3 Reserve Computation. The reserves are both included in accounts payable, accrued expenses, and others on the Statement of Financial Condition for the year ended December 31, 2024. The actual amounts of any adverse final court or arbitration awards, or other determinations are not yet known, but the Company believes it is fully reserved at December 31, 2024.

Furthermore, the Company operates in a highly regulated industry. It is subject to regulatory oversight by many federal regulators such as the Securities and Exchange Commission, Department of the Treasury, Department of Labor, among others. Additionally, it is subject to regulatory oversight by its self-regulator, FINRA, its clearinghouses, OCC, NSCC, DTC, and MSRB. Also regulated by the many stock and options exchanges to which it is a member. Finally, the Company is registered in all 50 states which also maintain regulatory oversight. The Company, in its normal course of business, responds to many regulatory audits and various regulatory
inquiries. These matters involve all aspects of the Company's securities brokerage business.

NOTE 11.   LEASE COMMITMENTS

Effective July 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company has two leases for office space as of December 31, 2024 with the following expirations: May 2025 and July 2032. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

NOTE 11:   LEASE COMMITMENTS (continued)

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The weighted-average discount rate in connection with the Company's operating leases is 5%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The following is a schedule detailing future minimum office space operating lease payments:

Year ending December 31,

2025	$	175,004
2026		269,848
2027		277,953
Thereafter		1,383,285
Total		2,106,090
Less:		.
Imputed Interest		(375,035)
Total operating lease liability	$	1,731,055

Rent expense incurred for the year ended December 31, 2024 was $584,992 net of High Ridge Futures LLC, reimbursement of $58,771. HRF's future reimbursement to the Company for the year ending December 31, 2024 would be $14,875.

NOTE 12.   EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $185,051 for the year ended December 31, 2024.

NOTE 13.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions through agreements with 3rd party brokers or dealers and executing brokers of certain correspondents.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 13: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company's clearing agreements with brokers or dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or broker does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company directly clears and carries customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker or dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to settlement risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company temporarily loans securities to other broker-dealers in connection with its business.

The Company receives cash collateral valued at 105% of the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. After each trading day, the loans are marked to the market. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash collateral valued at 105% of the securities borrowed. After each trading day, the borrows are marked to the market. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices.

NOTE 13: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company controls this risk by requiring credit approvals for counterparties and periodically reviewing their credit standing, by monitoring the collateral values on a daily basis, and by requiring collateral exceeding 105% of securities borrowed to be returned by the counterparties when necessary.

NOTE 14. REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies. See Note 9.

NOTE 15. SHORT-TERM BORROWINGS

Short Term Borrowings: The Company had three secured lines of credit with a capacity of $70 million at December 31, 2024. The Company had $0 outstanding on all the lines at December 31, 2024. The Company pays interest on outstanding loan balances at the federal funds rate plus 1%, federal funds plus .75% over the index with minimum interest rate of 4% per annum, and the greater of the Prime Rate plus 2% or 6.50%.

NOTE 16. REPURCHASE AGREEMENT

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions. The Company records repurchase agreements at contract price, plus accrued interest. The Company provides securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with the repurchase agreement by depositing additional collateral when required.
At December 31, 2024, the Company had pledged US treasury securities with a fair value of $19,950,329 as collateral for its obligation for securities sold under agreements to repurchase of $19,750,000, which matures on January 23, 2025.
The Company's repurchase agreement transactions subject the Company to market risk, as any declines in the fair value of the securities that collateralize the repurchase agreement require the Company to pledge additional collateral based on predefined terms within the agreements.

NOTE 17. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2025, the date the financial statements were available to be issued, and no events have been identified which require disclosure.

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